Exhibit 1

AFFIMED N.V.

Affimed N.V.

Unaudited condensed consolidated statement of comprehensive income / (loss)

(in € thousand)

		For the three month ended September 30		For the nine month ended September 30
	Note	2014	2015	2014	2015
Revenue	3	1,892	1,155	3,301	5,903

Other income / (expenses) – net	4	110	298	223	631
Research and development expenses	4,7	(2,181)	(6,448)	(5,468)	(14,974)
General and administrative expenses	7	(249)	(2,068)	(600)	(5,592)

Operating loss		(428)	(7,063)	(2,544)	(14,032)

Finance income / (costs) – net	5	7,751	(193)	7,547	108

Income / (loss) before tax		7,323	(7,256)	5,003	(13,924)

Income taxes		10	(36)	38	(36)

Income / (loss) for the period		7,333	(7,292)	5,041	(13,960)

Total comprehensive income / (loss)		7,333	(7,292)	5,041	(13,960)

Earnings / (loss) per share in € per share		0.44	(0.24)	0.32	(0.52)
(undiluted = diluted)

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Condensed consolidated statement of financial position

(in € thousand)

	Note	December 31, 2014	September 30, 2015 (unaudited)
ASSETS
Non-current assets

Intangible assets		72	61
Leasehold improvements and equipment		974	959
		1,046	1,020

Current assets

Inventories		199	239
Trade and other receivables		939	1,447
Cash and cash equivalents		39,725	60,425
		40,863	62,111

TOTAL ASSETS		41,909	63,131

EQUITY AND LIABILITIES
Equity

Issued capital	6	240	299
Capital reserves		131,544	167,372
Accumulated deficit		(99,989)	(113,949)
Total equity		31,795	53,722

Non current liabilities

Borrowings	8	3,895	3,441
Total non-current liabilities		3,895	3,441

Current liabilities

Income tax payable		0	35
Trade and other payables		3,759	4,879
Borrowings	8	0	932
Deferred revenue	3	2,460	122
Total current liabilities		6,219	5,968

TOTAL EQUITY AND LIABILITIES		41,909	63,131

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Unaudited condensed consolidated statement of cash flows

(in € thousand)		For the nine month ended September 30
	Note	2014	2015
Cash flow from operating activities
Income/(loss) for the period		5,041	(13,960)
Adjustments for the period:
- Income taxes		(38)	36
- Depreciation and amortisation		318	240
- Loss from disposal of leasehold improvements and equipment		3	0
- Share based payments	7	(5,152)	1,453
- Finance income / costs – net	5	(7,547)	(108)
		(7,375)	(12,339)
Change in trade and other receivables		69	(508)
Change in inventories		(47)	(40)
Change in trade and other payables		2,333	(1,218)
Cash used in operating activities		(5,020)	(14,105)
Interest received		0	5
Paid interest		(83)	(426)
Net cash used in operating activities		(5,103)	(14,526)

Cash flow from investing activities
Purchase of intangible assets		(35)	(10)
Purchase of leasehold improvements and equipment		(242)	(204)
Proceeds from sale of equipment		7	0
Net cash used for investing activities		(270)	(214)

Cash flow from financing activities
Proceeds from issue of common shares	6	43,213	37,524
Transactions costs related to issue of common shares		(4,578)	(3,090)
Proceeds from issue of preferred shares		2,999	0
Proceeds from interest-bearing long term loans		4,020	0
Proceeds from other borrowings		130	0
Cash flow from financing activities		45,784	34,434

Net changes to cash and cash equivalents		40,411	19,694
Cash and cash equivalents at the beginning of the period		4,151	39,725
Exchange-rate related changes of cash and cash equivalents		984	1,006
Cash and cash equivalents at the end of the period		45,546	60,425

The Notes are an integral part of these consolidated financial statements

Affimed N.V.
Unaudited condensed consolidated statement of changes in equity
(in € thousand)

	Note	Issued capital	Capital reserves	Own shares	Accumulated deficit	Total equity

Balance as of January 1, 2014		63	469	(25)	(99,730)	(99,223)

Exchange of preferred shares		97	81,909	25		82,031
Issue of common shares		80	41,554			41,634
Modification of cash-settled share based payment awards			7,648			7,648
Equity-settled share based payment awards			38			38
Issue of warrant note (Perceptive loan)			613			613
Income for the period					5,041	5,041
Balance as of September 30, 2014		240	132,231	0	(94,689)	37,782

Balance as of January 1, 2015		240	131,544	0	(99,989)	31,795
Issue of common shares	6	57	33,433			33,490
Exercise of share based
payment awards	7	2	942			944
Equity-settled share based
payment awards	7		1,453			1,453
Loss for the period					(13,960)	(13,960)

Balance as of September 30, 2015		299	167,372	0	(113,949)	53,722

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

1.	Reporting entity

Affimed N.V. (in the following Affimed or Company) is a Dutch company with limited liability (naamloze vennootschap) and has its corporate seat in Amsterdam, the Netherlands. The Company was founded as Affimed Therapeutics B.V. on May 14, 2014 as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) for the purpose of a corporate reorganization of Affimed GmbH (formerly Affimed Therapeutics AG) and converted its legal form under Dutch law to a public company with limited liability for an initial public offering of its common shares.

The condensed consolidated financial statements of Affimed as of and for the period ended September 30, 2015 comprise the Company and its wholly owned and controlled subsidiaries, Affimed GmbH, Heidelberg, Germany, AbCheck s.r.o., Plzen, Czech Republic and Affimed Inc., Delaware, USA. Financial information presented in the consolidated financial statements for periods prior to the consummation of the corporate reorganization on September 17, 2014 is that of Affimed GmbH and its subsidiary AbCheck s.r.o. Affimed N.V. had not conducted any operations and had not held any assets or liabilities, including contingent liabilities, prior to the reorganization. Affimed Inc. was formed in February 2015 and provides internal services for the Group.

Affimed is a clinical-stage biopharmaceutical group focused on discovering and developing targeted cancer immunotherapies. The Company’s product candidates are developed in the field of immune-oncology, which represents an innovative approach to cancer research that seeks to harness the body’s own immune system to fight tumor cells. Affimed has own research and development programs and collaborations, where the Company is performing research services for third parties.

2.	Basis of preparation and changes to Group’s accounting policies

Statement of compliance

The interim financial statements for the three and nine months ended September 30, 2015 and 2014 have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Affimed N.V.’s annual consolidated financial statements as at 31 December 2014.

The interim financial statements were authorized for issuance by the management board on November 10, 2015.

Critical judgments and accounting estimates

The preparation of the interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these interim financial statements, the critical judgments made by management in applying the Group's accounting policies were the same as those that applied to the consolidated financial

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

statements as at and for the year ended December 31, 2014.

Functional and presentation currency

These interim financial statements are presented in euro, which is the Company’s functional currency. All financial information presented in euro has been rounded to the nearest thousand (abbreviated €) or million (abbreviated € million).

Significant accounting policies

The accounting policies applied by the Group in these interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended December 31, 2014 with the exception of new amendments to standards and new or amended interpretations applied for the first time as described below.

New standards and interpretations applied for the first time

A number of amendments to standards and new or amended interpretations are effective for annual periods beginning on or before January 1, 2015, and have been applied in preparing these financial statements.

Standard/interpretation	Effective Date [1]

Annual Improvements to IFRSs 2010-2012 Cycle	July 1, 2014
Annual Improvements to IFRSs 2011-2013 Cycle	July 1, 2014

1 Shall apply for periods beginning on or after the effective date.

None of these amendments to standards and new or amended interpretations had an effect on the interim consolidated financial statements of the Group.

New standards and interpretations not yet adopted

The following standards, amendments to standards and interpretations are effective for annual periods beginning after December 31, 2015, and have not been applied in preparing these consolidated financial statements.

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

Standard/interpretation	Effective Date [1]

Annual Improvements to IFRSs 2012-2014 Cycle	January 1, 2016
Amendments to IAS 16, 38 Clarification of acceptable methods
of depreciation and amortization	January 1, 2016
Amendments to IAS 1 Disclosure Initiative	January 1, 2016
Amendments to IFRS 10, 12 and IAS 28 Investment Entities	January 1, 2016
Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets
between an Investor and its Associate or Joint Venture	January 1, 2016
Amendment to IFRS 11 Accounting for Acquisitions of Interests in
Joint Operations	January 1, 2016
Amendments to IAS 27 Equity Method in Separate Financial Statements	January 1, 2016
IFRS 15 Revenue from Contracts with Customers	January 1, 2018
IFRS 9 Financial Instruments (2014)	January 1, 2018

1 Shall apply for periods beginning on or after the effective date.

The Company has not yet determined if any of these amendments to standards and new or amended interpretations have an effect on its financial statements.

3.	Revenue

Collaboration agreement Amphivena

Affimed is party to a collaboration with Amphivena Therapeutics Inc., San Francisco, USA (in the following Amphivena) to develop a product candidate for hematologic malignancies. The collaboration consists of a series of linked transactions which in substance form a research and development collaboration. Amphivena is a structured entity with one project and uses the funding it receives from investors (which include Affimed) and Janssen Biotech Inc., Horsham, USA (in the following Janssen) to pay Affimed for its research and development services. Once approval of an investigational new drug application (IND) for the product candidate is obtained, Janssen has an option to acquire Amphivena on predetermined terms and the investors could receive further payments.

The relevant linked agreements consist of:

•	a license and development agreement between Affimed and Amphivena,

•	a stock purchase agreement between Amphivena, its investors (which include Affimed) for purposes of financing Amphivena, and

•	a warrant agreement between Amphivena and Janssen for purposes of financing Amphivena and providing Janssen the option to acquire the results of the research and development activities through an acquisition of Amphivena following IND approval.

Pursuant to the license and development agreement between Affimed and Amphivena, Affimed grants a license to intellectual property and agreed to perform certain services for Amphivena related to the development of a product candidate for hematological malignancies. In consideration for the research and development work to be performed, Amphivena could be required to pay to Affimed service fees totaling approximately €16.0 million payable according to the achievement of milestones and phase

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

progressions as described under the license and development agreement. Affimed recognized revenue of €8.6 million upon achievement of three milestones consisting of the earned milestone payments of €9.0 million less Affimed’s share in funding Amphivena of €0.4 million. In the first quarter of 2015, the Group recognized revenue of €2.4 million for the achievement of the third milestone which had been received in cash in 2014 and deferred until the milestone was achieved in the first quarter of 2015.

After the achievement of the third milestone, the Group continues to provide research and development services to Amphivena for nonrefundable advance payments of €7.5 million, payable in three installments. Revenue for these research and development services is recognized, net of Affimed’s share in funding Amphivena of €0.3 million, over the service performance period. The first installment of €1.0 million (€1.3 million, net of Affimed’s share of €0.3 million) was received near the end of the first quarter of 2015; €0.5 million each were recognized as revenue in the second quarter and third quarter of 2015 respectively. The Group recognized €0.5 million and €3.4 million as revenue in the three and nine months ended September 30, 2015 (2014: €1.8 million).

Collaboration agreement The Leukemia & Lymphoma Society (LLS)

Affimed is party to a collaboration with LLS to fund the development of a specific TandAb. Under the terms of the agreement, LLS has agreed to contribute up to $4.4 million contingent upon the achievement of certain milestones.

In the event that the research and development is successful, Affimed must proceed with commercialization of the licensed product. If Affimed decides for business reasons to not continue the commercialization, Affimed must at its option either repay the amount funded or grant a license to LLS to enable LLS to continue with the development program. In addition, LLS is entitled to receive royalties from Affimed based on the Group’s future revenue from any licensed product, with the amount of royalties not to exceed three times the amount funded ($13.2 million).

The Company achieved several milestones and recognized related consideration of €0 million and €1.6 million as revenue in the three and nine months ended September 30, 2015 (2014: €0 million and €1.1 million) for research and development services.

Research service agreements

AbCheck has entered into certain research service agreements. These research service agreements provide for non-refundable, upfront technology access or research funding fees and milestone payments. The Group recognized €0.7 million and €1.0 million as revenue in the three and nine months ended September 30, 2015 (2014: €0.1 million and €0.4 million).

4.	Research and development expenses

Government grants

The Group receives certain government grants that support its research effort in defined projects. These grants generally provide for reimbursement of approved costs incurred as defined in the respective grants.

Income in respect of grants also includes contributions towards the costs of research and development. Income is recognized when costs under each grant are incurred in accordance with the terms and conditions of the grant and the collectability of the receivable is reasonably assured.

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

Government grants relating to costs are deferred and recognized in the income statement over the period necessary to match them with the costs they are intended to compensate. When the cash in relation to recognized government grants is not yet received the amount is included as a receivable on the statement of financial position.

The Company recognizes income from government grants under ‘Other income’ in the consolidated statement of comprehensive loss. In the three and nine months ended September 30, 2015 grants of €282 and €648 (2014: €102 and €226) were recognized.

5.	Finance income and finance costs

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2014	2015	2014	2015
Gain from exchange of Preferred Shares of Affimed AG
into Common Shares of Affimed N.V.	4.835	0	4.835	0
Changes in fair value of derivative conversion feature	3.584	0	6.094	0
Interest Preferred Shares	(1.276)	0	(3.617)	0
Interest Convertible Loan	(49)	0	(402)	0
Interest Perceptive Loan Agreement	(101)	(181)	(101)	(517)
Foreign exchange differences	759	(14)	743	623
Other finance income/finance costs	(1)	2	(5)	2
Finance income/costs - net	7.751	(193)	7.547	108

6.	Equity

On May 12, 2015, the Company issued 5,750,000 common shares in a public offering at a price of $7.15 per common share. After deducting the offering expenses of €3,090, equity increased by the net proceeds of the public offering of €33,490.

7.	Share-based payments

In the corporate reorganization on September 17, 2014, an equity-settled share based payment program was established by Affimed N.V. (ESOP 2014). Under this program, the Company had granted 1,300,000 options as of September 30, 2015 (December 31, 2014: 555,000 options) to certain members of the Management Board and the Supervisory Board, consultants and employees.

The final exercise date of the options is 10 years after the grant date of the instruments. As of September 30, 2015 193,333 ESOP 2014 awards outstanding were vested. As of December 31, 2014, none of the ESOP 2014 awards outstanding were vested.

In the three and nine months ended September 30, 2015, a current compensation expense for the ESOP 2014 of €671 and €1,453, was recognized (2014: €38), affecting research and development expenses by

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

€180 and €419 (2014: €7) and general and administrative expenses by €491 and €1,033 (2014: €31).

In the three and nine months ended September 30, 2014 a compensation gain of €2,601 and €5,190 due to changes in accounting estimates for share-based compensation awards under the then outstanding ESOP 2007 and carve-out plan was recognized affecting research and development expenses by €771 and €1,541 and general and administrative expenses by €1,830 and €3,649.

In the second quarter of 2015, 200,000 options originally granted under the terms of the ESOP 2007 which were converted into awards exercisable for common shares of Affimed N.V. in conjunction with the corporate reorganization on September 17, 2014 were exercised at the exercise price of $5.29. As of September 30, 2015, 534,142 (December 31, 2014: 734,142) ESOP 2007 options were outstanding.

8.	Borrowings

Perceptive loan agreement

In July 2014, the Company entered into a credit facility agreement of $14 million and drew an amount of $5.5 million as of July 31, 2014. Repayment will start in April 2016 in monthly installments of $200, with the final balance due in August 2018. Finance costs comprise interest at an annual rate of LIBOR plus a margin of 9%, and an arrangement fee in the amount of 2% of the facility. In addition, the Company issued 106,250 warrants to the lender. The warrants are convertible into common shares of the Company with a strike price of $8.80. Upon initial recognition, the fair value of the warrant of €613 was recognized in equity, net of tax of €183. Fair value was determined using the Black-Scholes-Merton formula, with an expected volatility of 65% and an expected time of six years to exercise of the warrant. The contractual maturity of the warrant is ten years.

In the third quarter of 2015, the Company and Perceptive mutually agreed to cancel the option to draw the outstanding facility of $8.5 million.

The loan is collateralized by shares in AbCheck s.r.o., certain bank accounts, receivables and certain intellectual property rights with a total carrying amount of €9,604.

The loan is measured at amortized cost using the effective interest method. Interest costs of €181 (€517) and foreign exchange gains of €6 and foreign exchange losses of €385 have been recognized in profit or loss of the three and nine months ended September 30, 2015 respectively.

9.	Related parties

The supervisory directors of Affimed N.V. received compensation for their services on the supervisory board of €81 and €219 in the three and nine months ended September 30, 2015, respectively, and remuneration of managing directors amounted to €345 and €1.047. The Group recognized share-based payment expenses of €211 and €353 for supervisory directors and €334 and €812 for managing directors, respectively, in the three and nine months ended September 30, 2015.

In the three and nine months ended September 30, 2014 selected managing directors and supervisory directors received payments related to consulting services of €119 and €366.

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

Dr. Ulrich Grau is a supervisory director of Affimed N.V. and a significant shareholder and Chairman of the Board of Directors of i-novion Inc., which Affimed engaged to conduct preclinical services in 2015. In the three and nine months ended September 30, 2015 Affimed made related payments of €68 to i-novion Inc.

The following table provides the transaction amounts and outstanding balances for consulting or service fees and supervisory board remuneration paid or owed to key personnel.

		Transaction volume			Outstanding balances
	Three months	Nine months	Three months	Nine months	December 31,	September
	ended	ended	ended	ended	2014	30, 2015
	September 30,	September	September 30,	September
	2014	30, 2014	2015	30, 2015

Dr. Adolf Hoess	48	163	0	0	0	0
MedVenture Partners GmbH (Dr. Florian Fischer)	46	129	0	0	0	0
Hecht Healthcare Consulting (Dr. Thomas Hecht)	16	49	0	0	19	0
Bio Pharma Consulting Services LLC (Dr. Richard Stead)	9	25	0	0	6	0
i-novion Inc. (Dr. Ulrich Grau)	0	0	68	68	0	0
Dr. Thomas Hecht	0	0	31	91	0	25
Dr. Richard Stead	0	0	10	31	0	11
Berndt Modig	5	5	13	38	7	9
Ferdinand Verdonck	5	5	14	46	7	10
Eugene Zhukovsky	0	0	0	0	16	0
Dr. Ulrich Grau	0	0	13	13	0	15

Dr. Ulrich Grau started his term as supervisory director as of July 1, 2015 replacing Dr. Mühlenbeck. Dr. Michael Sheffery resigned as supervisory director on June 29, 2015.

10.	Subsequent events

On October 14, 2015 the Company sold 3.3 million shares to SGR Sagittarius Holding AG (an existing shareholder and entity affiliated with Aeris Capital AG) in a private placement exempt from registration, resulting in net proceeds to Affimed of $21.8 million (€19.1 million).